UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Gateway 2000, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

367833100 (CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367833100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Theodore W. Waitt

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ N/A

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 68,091,300 6. Shared Voting Power 3,400 7. Sole Dispositive Power 68,091,300 8. Shared Dispositive Power 3,400

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,094,700

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 44.2%

12.	Type of Reporting Person (See Instructions) IN

Item 1(a)	Name of Issuer: Gateway 2000, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

610 Gateway Drive North Sioux City, SD 57049

Item 2(a)	Name of Person Filing Theodore W. Waitt

(b)	Address of Principal Business Office or, if none, Residence 610 Gateway Drive North Sioux City, SD 57049

(c)	Citizenship United States

(d)	Title of Class of Securities:

Common Stock, par value $.01per share

(e)	CUSIP Number: 367833100

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

	(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

68,094,700

	(b)	Percent of Class:

44.2%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 68,091,300

		(ii)	shared power to vote or to direct the vote

3,400

(iii) Sole power to dispose or to direct the disposition of 68,091,300

(iv) Shared power to dispose or to direct the disposition of 3,400

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 1998
Date

/s/ THEODORE W. WAITT
Signature

THEODORE W. WAITT
Name/Title